

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2024

David Christensen
Principal Executive Officer
Meso Numismatics, Inc.
433 Plaza Real Suite 275
Boca Raton, Florida 33432

     Re: Meso Numismatics, Inc.
           Registration Statement on Form S-1
           Filed January 2, 2024
           File No. 333-276343

Dear David Christensen:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Rebekah Reed at 202-551-5332 with any questions.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Trade & Services

cc: Scott Doney